NOTH HORIZON, INC.
2290 East 4500 South, Suite 130
Salt Lake City, Utah 84117

December 8, 2009

Ethan Horowitz
Ms. Tia Jenkins
Ryan C. Milne
Accounting Branch
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re: North Horizon, Inc.- Amended 8-K

Dear Ms. Jenkins and Messrs. Milne and Horowitz:

On December 8, 2009, North Horizon filed an amended report on Form 8-K in which comments from the staff in its letter of October 28, 2009, were addressed and adopted.  The comments are discussed.

Comment No. 1.
In accordance with Item 304(a)(1)(iii) of Regulation S-K, please amend your filing to disclose, if true, that the decision to change independent accountant was approved by your audit committee or board of directors, as appropriate.

Response
Comment adopted.  It is clear that the board of directors made the decision.

Comment No. 2
In accordance with Item 304(a)(i)(iv) of Regulation S-K, please amend your filing to disclose whether there were any disagreements with your formed independent accountant during the period of their engagement.

Response
Comment adopted.  Language was added that makes it clear that during the period of engagement there were no disagreements between the registrant and the former independent accounting firm.

Comment No. 3.
Please file a letter from your former independent accountant as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-K.  This letter should reflect their agreement or disagreement with the disclosures in you amended Form 8-K filing.

Response.
A letter dated November 30, 2009,  from the former independent accountant is appended  as and Exhibit to the amended Form 8-K.

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Redlined, courtesy copies of the December 8 filing will be provided under separate copy addressed to Mr. Horowitz.  Please call me if you have any questions.

Very truly yours,

/s/ Wallace Boyack
Wallace Boyack, President of North Horizon, Inc.